ANNUAL MEETING RESULTS
An annual meeting of the funds shareholders was held on December 6, 2011. Each matter voted upon at the meeting, as well as the number of votes cast for, against or withheld, the number of abstentions, and the number of broker non-votes (if any) with respect to such matters, are set forth below.

(1) The funds preferred shareholders were asked to elect two nominees for director at the meeting
    Roger A.
    Gibson and Leonard W. Kedrowski. A quorum of the preferred shares required to vote on this matter was not represented in person or by proxy at the meeting held on December 6, 2011.
    Because Roger A. Gibson and
    Leonard W. Kedrowski were previously elected by the preferred shareholders to serve until their successors were elected and qualify, they will continue to serve as directors until they or their successors are elected.

(2) The funds common and preferred shareholders, voting
as a single class, elected the following directors:
					Shares
					Withholding
	                     Shares     Authority
            		    Voted For   to Vote
John P. Kayser ............ 4,693,830   219,560
Richard K. Riederer ....... 4,690,891 	222,499
Joseph D. Strauss ......... 4,693,755 	219,635
James M. Wade ..............4,711,683 	201,707

(3) The funds common and preferred shareholders, voting as a single class, ratified the selection by the funds board of directors of Ernst & Young LLP as the independent registered public accounting firm for the fund for the fiscal period ending August 31, 2012.
The following votes were cast regarding this matter:

 Shares         Shares                    Broker
Voted For   Voted Against  Abstentions   Non-Votes
4,796,567      29,074        87,749         0